Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements
(Unaudited - all amounts in thousands of United States Dollars unless otherwise noted)

For the three months ended November 30, 2017

Filed: January 11, 2018

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States Dollars)

	November 30,	August 31,
	2017	2017
ASSETS

Current
Cash and cash equivalents	$1,097	$3,414
Restricted Cash – Waterberg (Note 6)	4,925	-
Amounts receivable (Note 3)	626	2,058
Prepaid expenses	335	645
Asset held for sale (Note 5)	70,915	69,889
Total current assets	77,898	76,006

Performance bonds	76	79
Exploration and evaluation assets (Note 6)	20,255	22,900
Property, plant and equipment (Note 4)	1,396	1,543
Total assets	$99,625	$100,528

LIABILITIES

Current
Accounts payable and other liabilities	$7,722	$16,443
Loan payable (Note 7)	92,253	46,305
Total current liabilities	99,975	62,748

Loans payable (Note 7)	-	43,821
Convertible notes (Note 8)	15,734	17,225
Total liabilities	115,709	123,794

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	800,894	800,894
Contributed surplus (Note 9)	25,904	25,870
Accumulated other comprehensive loss	(167,570)	(170,505)
Deficit	(663,847)	(667,617)
Total shareholders’ equity attributable to
shareholders of Platinum Group Metals Ltd.	(4,619)	(11,358)

Non-controlling interest	(11,465)	(11,908)
Total shareholders’ equity	(16,084)	(23,266)
Total liabilities and shareholders’ equity	$99,625	$100,528

Going Concern (Note 1)
Contingencies and Commitments (Note 11)

Approved by the Board of Directors and authorized for issue on January 11, 2018

“Iain McLean”	“Eric Carlson”
Iain McLean, Director	Eric Carlson, Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Loss (Income) and Comprehensive Loss (Income)
(in thousands of United States Dollars except share and per share data)

	Three months ended
	November	November
	30, 2017	30, 2016

Expenses
General and administrative	$1,412	$1,167
Interest	4,134	-
Foreign exchange loss	3,130	1,543
Stock compensation expense	33	40
Maseve closure, care and maintenance costs	5,916	-
	14,625	2,750

Other income
Gain of fair value of financial instruments (Note 8)	(2,052)	-
Net finance income	(129)	(300)
Loss for the period	$12,444	$2,450

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(4,353)	(17,625)

Comprehensive loss for the period	$8,091	$(15,175)

Loss (Income) attributable to:
Shareholders of Platinum Group Metals Ltd.	11,469	2,457
Non-controlling interests	975	(7)
	$12,444	$2,450

Comprehensive loss (income) attributable to:
Shareholders of Platinum Group Metals Ltd.	8,534	(14,301)
Non-controlling interests	(443)	(874)
	$8,091	$(15,175)

Basic and diluted loss per common share	$0.08	$0.03

Weighted average number of common shares outstanding:
Basic and diluted	148,456,187	97,058,182

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands ofShares ) United States Dollars, except # of Common

	# of Common	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Shares	Capital	Surplus	Other		Shareholders	Controlling
				Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2016	88,857,028	$714,190	$24,003	$(232,179)	$(125,245)	$380,769	$38,679	$419,448
Share based compensation	-	-	72	-	-	72	-	72
Share issuance – financing	22,230,000	40,041	-	-	-	40,041	-	40,014
Share issuance costs	-	(3,134)	-	-	-	(3,134)	-	(3,134)
Shares issued for loan facilities (Note 7)	1,716,591	4,250	-	-	-	4,250	-	4,250
Transactions with non-controlling interest	-	-	-	-	51	51	(51)	-
Foreign currency translation adjustment	-	-	-	16,758	-	16,758	867	17,625
Net loss for the period	-	-	-	-	(2,457)	(2,457)	7	(2,450)
Balance, November 30, 2016	112,803,619	$755,320	$24,075	$(215,421)	$(127,651)	$436,323	$39,502	$475,825
Stock based compensation	-	-	1,795	-	-	1,795	-	1,795
Share issuance – financing	35,083,750	48,733	-	-	-	48,733	-	48,733
Share issuance costs	-	(4,076)	-	-	-	(4,076)	-	(4,076)
Shares issued on conversion of convertible note	13,190	12	-	-	-	12	-	12
Shares issued for loan facilities (Note 7)	568,818	878	-	-	-	878	-	878
Transactions with non-controlling interest	-	-	-	-	(8)	(8)	8	-
Foreign currency translation adjustment	-	-	-	44,916	-	44,916	(3,455)	41,461
Net loss for the period	-	-	-	-	(539,758)	(539,758)	(47,963)	(587,721)
Balance August 31, 2017	148,469,377	$800,894	$25,870	$(170,505)	$(667,617)	$(11,358)	$(11,908)	$(23,266)
Stock based compensation	-	-	34	-	-	34	-	-
Gain on partial sale of Waterberg	-	-	-	-	15,239	15,239	-	15,239
Foreign currency translation adjustment	-	-	-	2,935	-	2,935	1,418	4,353
Net loss for the period	-	-	-	-	(11,469)	(11,469)	(975)	(12,444)
Balance November 30, 2017	148,469,377	$800,894	$25,904	$(167,570)	$(663,847)	$(4,619)	$(11,465)	$(16,084)

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the three months ended
	November 30,	November 30,
	2017	2016

OPERATING ACTIVITIES
Loss for the period	$(12,444)	(2,450)

Add items not affecting cash:
Depreciation	93	106
Non-cash interest expense	4,134	-
Unrealized foreign exchange gain	3,042	136
Stock compensation expense	33	30
Gain on fair value of financial instruments (Note 8)	(2,052)	-
Net change in non-cash working capital (Note 12)	(7,848)	839
	(15,042)	(1,339)

FINANCING ACTIVITIES
Share issuance	$-	40,014
Share issuance costs	-	(3,134)
Interest paid on debt (Note 7)	(1,314)	(1,049)
Cash proceeds from debt (Note 7)	5,000	5,000
Debt principal repayment (Note 7)	(5,000)	(2,500)
Costs associated with the debt (Note 7)	(566)	(79)
	(1,880)	38,252

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	$-	(31,277)
Proceeds from sale of Waterberg	17,200	-
Restricted cash (Waterberg)	(5,000)	-
Fees paid on asset held for sale (Note 5)	(1,026)	-
Proceeds from the sale of concentrate	2,323	3,947
Exploration expenditures, net of recoveries	(398)	-
Performance bonds	-	(139)
	13,099	(27,469)

Net (decrease) increase in cash and cash equivalents	(3,953)	9,444
Effect of foreign exchange on cash and cash equivalents	1,636	1,613
Cash and cash equivalents, beginning of year	3,414	16,450

Cash and cash equivalents, end of period	$1,097	$27,507

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

1.        NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American, LLC (“NYSE American”) in the United States (formerly the NYSE MKT LLC). The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. The Company is currently in the process of disposing of the Maseve Mine to Royal Bafokeng Platinum Limited ("RBPlat"). The Maseve Mine is owned through operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held an 82.9% working interest as of November 30, 2017 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . Please see Note 4 for further details.

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV property and Waterberg Extension property (both located on the Northern Limb of the Bushveld Complex in South Africa) were combined into one project (the “Waterberg Project”). The Company published a pre-feasibility study for the combined Waterberg Project in October 2016. On September 21, 2017 the Company completed the planned corporatization of the Waterberg Project by the transfer of all Waterberg Project prospecting permits held in trust by PTM RSA into Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”). During the period, Impala Platinum Holdings Ltd. (“Implats”) entered into a definitive agreement to purchase 15% of Waterberg JV Co., with the Company selling an 8.6% interest and the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) selling a 6.4% interest, with a further purchase and development option to increase its interest up to 50.01% of Waterberg JV Co. Please see Note 6 for further details.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s main subsidiaries (collectively with the Company, the “Group”) are as at:

		Place of	Proportion of ownership interest
		incorporation	and voting power held
		and	November 30,	August 31,
Name of subsidiary	Principal activity	operation	2017	2017

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd[1]	Mining	South Africa	82.9%	82.9%
Mnombo Wethu Consultants (Pty) Limited.[2]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.	Exploration	South Africa	37.05%	45.65%

1See Note 5 “Ownership of Maseve Mine”.
2The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future. As at November 30, 2017 the Company reported a net loss of $12.4 million. At November 30, 2017, including the current portion of loan balances due and assets held for sale, the Company has a working capital deficit of $22 million. At November 30, 2017, the Company was indebted for a principal amount of $80 million plus accrued interest of $10.1 million pursuant to the Amended and Restated Sprott Facility and the LMM Facility (both as defined below). The Company currently has limited financial resources but during the period announced the planned sale of the Maseve Mine for gross proceeds of $74 million. In addition, Implats completed the strategic acquisition of an 8.6% interest in Waterberg JV Co. from the Company for $17.2 million, which amount was paid to the Company on November 6, 2017. As a result of these two transactions a debt repayment schedule with Sprott and LMM (both as defined below) has been crystalized. The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principals applicable to a going concern.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

These interim condensed consolidated financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and have been prepared under the historical cost basis.

These interim condensed consolidated financial statements follow the same accounting principles as those outlined in the notes to the annual audited consolidated financial statements for the year ended August 31, 2017. These interim condensed consolidated financial statements are unaudited and condensed and do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2017. The interim condensed consolidated financial statements are presented in United States Dollars and the Company has used United States Dollars as its presentation currency since September 1, 2015.

Exchange Rates
The following exchange rates were used when preparing these interim condensed consolidated interim financial statements:

Rand/USD
Period-end rate	13.6613 (August 2017: 13.0190)
3-month period average rate	13.6356 (November 2016: 13.9696)

CAD/USD
Period-end rate	1.2888 (August 2017: 1.2536)
3-month period average rate	1.2536 (November 2016: 1.3263)

Recently Issued Accounting Pronouncements

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i)IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after January 1, 2018 (fiscal 2018 for the Company given its August 31 year end). The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This new standard did not have a material impact on the Company’s financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

(ii)IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018 (fiscal 2019 for the Company given its August 31 year end), with an early adoption permitted. The Company is still in the process of assessing the impact, if any, on the financial statements of the new standard.

(iii)IFRS 16, Leases

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019 (fiscal 2020 for the Company given its August 31 year end). The Company is in the process of evaluating the impact the standard is expected to have on our consolidated financial statements.

3.         AMOUNTS RECEIVABLE

	November 30, 2017	August 31, 2017
Receivable from concentrate sales	$145	$1,570
South African value added tax	1,745	2,619
Due (to) from JOGMEC[1]	(1,680)	(2,443)
Tax receivable	95	98
Other receivables	279	170
Due from related parties (Note 12)	42	44
	$626	$2,058

1From advances paid to the Company by JOGMEC in advance of work to be completed at the Waterberg Project.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
noted ) (In thousands of United States Dollars unless otherwise

4.         PROPERTY, PLANT AND EQUIPMENT

	Development			Office	Mining
	Assets	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2016	$422,658	$8,547	$10,500	$2,411	$45,234	$489,350
Additions	130,868[1]	-	2,655	529	2,046	136,098
Impairment and transfer to Asset Held for Sale	(604,974)	(9,648)	(14,506)	(898)	(52,157)	(682,183)[2]
Foreign exchange movement	51,446	1,101	1,351	247	5,825	59,970
Balance, August 31, 2017	$-	$-	$-	$2,289	$948	$3,237
Disposals	-	-	-	(52)	(184)	(236)
Foreign exchange movement	-	-	-	(91)	(43)	(134)
Balance November 30, 2017	$-	$-	$-	$2,145	$721	$2,866

ACCUMULATED DEPRECIATION
Balance, August 31, 2016	-	-	1,587	1,407	16,660	19,654
Depreciation	-	-	962	516	7,750	9,228
Transfer to Asset Held for Sale	-	-	(2,753)	(599)	(26,319)	(29,671)[2]
Foreign exchange movement	-	-	204	134	2,145	2,483
Balance, August 31, 2017	$-	$-	$-	$1,458	$236	$1,694
Depreciation	-	-	-	86	16	102
Disposals	-	-	-	(46)	(213)	(259)
Foreign exchange movement	-	-	-	(56)	(12)	(68)
Balance November 30, 2017	$-	$-	$-	$1,442	$28	$1,470

Net book value, August 31, 2017	$-	$-	$-	$831	$712	$1,543

Net book value, November 30, 2017	$-	$-	$-	$703	$693	$1,396

1Includes pre-production revenue credited of $15.2 million (see below) and $13.4 million of interest expense (see Note 8)
2Total transfer to Assets Held for Sale of $646,038. Asset Impairment of $280,357 recognized in interim periods is now included in Assets Held for Sale (Note 6)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

Maseve Mine

The Maseve Mine is located in the Western Bushveld region of South Africa. Costs for the Maseve Mine were capitalized and classified as development assets in Property, Plant and Equipment until August 31, 2017. On September 6, 2017 the Company announced it had entered into a term sheet to sell the Maseve Mine to RBPlat. As a result, at August 31, 2017, all capitalized costs were reclassified as an Asset Held for Sale (see Note 5 for further details) and at August 31, 2017 the Asset Held for Sale was written down to $69.9 million, being the estimated net proceeds from the sale of the Maseve Mine.

  i.      Sale of the Maseve Mine

On September 6, 2017 the Company announced that it had entered into a term sheet (the "Term Sheet") to sell Maseve to RBPlat in a transaction with a gross value of approximately $74 million, payable as to $62 million in cash and $12.0 million in RBPlat common shares. Definitive legal agreements for this sale were executed on November 23, 2017. The Maseve sale transaction is to occur in two stages:

•

RBPlat is to pay Maseve $58.0 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water (the "Plant Sale Transaction"). Maseve will retain ownership of the mining rights, power and water rights as well as certain surface rights and improvements. The payment to be received by Maseve will be remitted to PTM RSA, in partial settlement of loans due to PTM RSA. This first payment due from RBPlat is conditional upon the satisfaction or waiver of certain conditions precedent, including but not limited to the approval, or confirmed obligation, of the holder of the remaining 17.1% equity interest in Maseve, Africa Wide Mineral Prospecting and Exploration Proprietary Limited, the approval of the Company’s lenders, and the approval of the South African Competition Commission ("Competition Approval"). These conditions had been met at period end.

•

RBPlat is to pay PTM RSA $7 million in common shares of RBPlat plus approximately $4 million in cash to acquire PTM RSA's remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve. The second stage of the transaction is conditional upon implementation of the Plant Sale Transaction and, among other conditions, obtaining consent of the Company’s secured lenders and all requisite regulatory approvals including but not limited to the DMR granting consent to the transfer of the Maseve mining right to RBPlat in terms of section 11 of the MPRDA.

  ii.   Ownership of the Maseve Mine

The Maseve Mine, known formerly as Project 1 of the WBJV, is named after the operating company, Maseve, that holds the legal right to the mine.

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at ($16,714) at November 30, 2017 ($15,910 – August 31, 2017), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide elected not to fund its $21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its $21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve was diluted to a 17.1% holding.

All funding provided by the Company's South African subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA"), to Maseve for development and construction of the Maseve Mine since the March 3, 2014 second cash call has been provided by way of an intercompany loan.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

5.        ASSET HELD FOR SALE

As outlined above at August 31, 2017, and at November 30, 2017, the Company continues to have an active plan in place to sell the Maseve Mine. On September 6, 2017, the Company announced it had entered a term sheet with RBPlat to sell the Maseve Mine with terms of the sale outlined in Note 4. Total consideration of $74 million is being pledged for selected Maseve Mine assets then Maseve itself in a two stage transaction.

Under IFRS, when an asset group is held for sale, the net assets must be classified separately from other assets and measured at the lower of carrying value and fair value less costs to sell. In Maseve’s case, the fair value less costs directly attributable to the sale are lower than the carrying value and the fair value less costs to sell are calculated on a consolidated basis as follows:

Purchase Price	$74,000
Less: fees directly attributable to sale	(4,111)
Maseve asset held for sale at August 31, 2017	$69,889
Fees paid in fiscal 2018	1,026
Maseve asset held for sale November 30, 2017	$70,915

During the period, the Company paid $1,026 in previously accrued fees directly attributable to the sale.

6.        EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company’s only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex. The Company continues to hold other immaterial mineral or prospecting rights in South Africa and Canada. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2016	$22,346
Additions	5,701
Disposal of Project #3 (Note 6)	(2,383)
Recoveries	(5,635)
Foreign exchange movement	2,870
Balance, August 31, 2017	$22,900
Additions	398
Sale of 8.6% to Impala	(1,962)
Foreign exchange movement	(1,081)
Balance, November 30, 2017	20,255
[1] Project #3 included in Asset Held for Sale

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

		November 30, 2017	August 31, 2017

Waterberg	Acquisition costs	$41	$42
	Exploration and evaluation costs	48,931	51,564
	Recoveries	(28,796)	(28,797)
		20,176	22,809
Other	Acquisition costs	25	26
	Exploration and evaluation costs	804	832
	Recoveries	(750)	(767)
		79	91

Total		$22,255	22,900

Waterberg

The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property, an area of adjacent, granted and applied-for prospecting rights with a combined area of approximately 864 km2, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

On August 8, 2017, PTM RSA transferred legal title of all Waterberg Project prospecting rights into Waterberg JV Co. upon receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017, Waterberg JV Co. issued shares to all Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., JOGMEC holding a 28.35% interest and Mnombo, as the Company’s Black Economic Empowerment (“BEE”) partner, holding 26%.

Implats Transaction

On November 6, 2017, the Company closed a transaction, originally announced on October 16, 2017, whereby Implats:

  Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company will (and has) committed $5.0 million towards its pro rata share of remaining DFS costs. This $5.0 million is held as restricted cash on the balance sheet. Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of the Definitive Feasibility Study (“DFS”) costs. Following the Initial Purchase, the Company holds a direct 37.05% equity interest, JOGMEC a 21.95% equity interest and Black Economic Empowerment partner Mnombo will maintain a 26.0% equity interest. The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

  Acquired an option (the “Purchase and Development Option”) whereby upon completion of the DFS, Implats will have a right, within 90 days of the DFS completion, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million, and commit to an expenditure of $130.0 million in development work.

  Following an election to go to a 50.01% project interest as described above, Implats will have another 90 days to confirm the salient terms of a development and mining financing for the Waterberg Project, including a signed financing term sheet, subject only to final credit approval and documentation. After exercising the Purchase and Development Option, Implats will control Waterberg JV Co.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

  Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option, the Company would retain a 31.96% direct and indirect interest in Waterberg JV Co. and following completion of Implats’ earn-in spending all of the project partners would be required to participate pro-rata. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

  If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and the Company will retain a 50.02% direct and indirect interest in the project.

  Acquired a right of first refusal to enter into an offtake agreement, on commercial arms- length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV property until the completion of a feasibility study. The Company consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $4.6 million at August 31, 2017 ($4.6 million – August 31, 2016), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co. On August 4, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources (“DMR”) and title to all of the Waterberg prospecting rights held by the Company were transferred into Waterberg JV Co

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. An amount of $8 million was funded by JOGMEC to March 31, 2016, which has been followed by two $6 million tranches to be spent in each of the following two 12 month periods ending March 31, 2018.

Since the JOGMEC earn-in period ended in May 2012, up to March 2015 (when the 2nd Amendment became effective) $39.9 million was spent on the combined Waterberg JV and Waterberg Extension properties. JOGMEC contributed $11.4 million while the Company contributed the remaining $28.5 million which included Mnombo’s share of expenditures on the Waterberg Extension ($1.95 million) which are still owed to the Company.

7.        LOANS PAYABLE

On February 16, 2015, the Company announced it had entered a credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of $40 million. The Sprott Facility was drawn on November 20, 2015. In fiscal 2017 a second advance (the “Second Advance”) was made to the Company for $5 million which was repaid in fiscal 2017. In the current period, a third advance (the “Third Advance”) of $5 million was made to the Company which was repaid prior to period end.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

The Sprott Facility is in the first lien position on (i) the shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) the shares of Waterberg JV Co held by PTM RSA; and (iii) all current and future assets of the Company. Interest on the Sprott Facility is compounded and payable monthly at a stated interest rate of LIBOR plus 8.5% .

On November 20, 2015, the Company also drew down a $40 million loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with a significant shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance. The LMM Facility bears interest at LIBOR plus 9.5% . LMM holds the second lien position on (i) the shares of PTM (RSA) held by the Company and (ii) all current and future assets of the Company. The PPA is secured with the second lien position of the LMM Facility until it is repaid. Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production Payment Agreement (“PPA”) with LMM.

Terms in both the Sprott Facility and LMM Facility have been amended in previous fiscal years. Various fees have been paid in both cash and shares to the Sprott Lenders and LMM since inception of the loan agreements as well as costs paid to third parties that are directly attributable to each loan facility. Effective and real interest have also been accrued and paid over the life of both loans. A summary of each cost since inception up to November 30, 2017 is included below:

Gross Sprott Facility drawn down including Second and Third Advances	$50,000
Second and Third Advance repayment	(10,000)
Drawdown Standby and Amendment fees	(7,695)
Interest paid on loan balance	(8,300)
Interest and finance cost at effective interest rate	13,833
Carrying value – Sprott Facility	$37,838

LMM Facility drawn down	$40,000
Drawdown, Amendment, Legal and Other Fees	(4,452)
Interest and finance cost at effective interest rate	14,741
Adjustment to amortized cost of LMM Production Payment Payable	(2,146)
Additional Production Payment accrual	5,874
LMM Production Payment Payable	398
Carrying value – LMM Facility	$54,415

LMM Production Payment termination accrual	$15,000[1]
LMM Production Payment Payable	398
LMM Loan Facility	39,017
Total LMM Facility	$54,415

Carrying value – Loans Payable	$92,253
[1] This accrual is based on the expected termination fee

Both loans are carried at amortized cost with the Amended and Restated Sprott Facility having an effective interest rate of 20% and the LMM Facility having an effective interest rate of 26%. The LMM Facility has a higher effective interest rate due to the existence of the related Production Payment liability and its subordination to the Amended and Restated Sprott Facility.

Up to August 31, 2017 when Maseve was classified as an Asset Held for Sale, net interest expense of $17.5 million from both loans had been capitalized to development assets in the Maseve Mine. Adjustments and accretion to the Production Payment liability were also capitalized to development assets in the Maseve Mine until August 31, 2017. Effective interest of $1.9 million and $2.2 million were recognized on the Sprott Facility and LMM Facility respectively during the current period.

Modifications During the Quarter

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

In consideration for Sprott’s and LMM’s consent to the Implats Transaction (see Note 6), the Company has done or has agreed to do, among other things, the following:

•

Delivered amendments to the Sprott Facility and LMM Facility agreements which, among other things,: (a) amend the term of the Sprott Facility to mature the earlier of January 31, 2018 and ten days after the closing of the Plant Sale Transaction and amend the LMM Facility to mature the later of September 30, 2018 and four months after the closing of the Plant Sale Transaction, provided that if the Plant Sale Transaction does not close by December 31, 2018, the maturity date of the LMM Facility shall be December 31, 2018 (the “New LMM Maturity Date”); (b) requires that 50% of net proceeds raised by the Company in an equity financing of over $500 be used for repayment of outstanding loan facilities (first to Sprott and second to LMM); and (c) adds additional events of default for failing to be listed on the TSX, breaches under material agreements, a decrease in its equity ownership in Waterberg JV Co beyond the decrease to occur as a result of the Implats Transaction and failing to close the Maseve sale transaction prior to December 31, 2018.

•

Under the amendment to the LMM Facility, raise $20 million in subordinated debt and/or equity within 30 days of the first lien facility due to Sprott being repaid and raise a further $10 million in subordinated debt and/or equity before June 30, 2018. Proceeds in each instance are to repay and discharge amounts due firstly to Sprott and secondly to LMM.

•

Delivered a termination agreement terminating the PPA between LMM and the Company pursuant to which a termination fee for the Maseve Mine production payment obligation due to LMM must be settled by payment of $15 million before March 31, 2018, or by payment of $25 million between March 31, 2018 and the New LMM Maturity Date.

On December 22, 2017, the Sprott Lenders advanced the Company $2.75 million pursuant to a new bridge loan whereby the Sprott Lenders will provide up to $5.0 million before January 31, 2018. Please see Note 14 (Subsequent Events) for further details.

8.        CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes (“Convertible Notes”) due 2022. The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

The Convertible Notes will be convertible at any time at the option of the holder, and may be settled, at the Company’s election, in cash, Common Shares, or a combination of cash and Common Shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 Common Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s Common Shares of $0.8686 per share on June 27, 2017.

The Convertible Notes have been deemed to contain multiple embedded derivatives (the “Convertible Note Derivatives”) relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

On July 20, 2017, a holder of the Convertible Notes converted $10 of the principal resulting the Company choosing to issue 13,190 common shares to settle the principal and accrued interest.

Effective January 1, 2018, the Company issued 2,440,629 common shares in settlement of $691.11 of biannual interest payable on $19.99 million of outstanding Convertible Notes. Please see Note 14 (Subsequent Events) for further details.

The components of the Convertible Notes are as follows:

Face value convertible notes	$20,000
Transaction costs	(1,049)
Embedded Derivative fair value at inception	(5,381)
Value attributed to debt portion of convertible notes	$13,570
Accretion and interest	365
Redemption	(10)
Convertible Note balance August 31, 2017	$13,925
Transaction costs incurred during the period	(5)
Accretion and interest incurred during the period	566
Debt portion of the convertible notes November 30, 2017	14,486
Embedded Derivatives balance November 30, 2017 (see below)	$1,248
Convertible Note balance November 30, 2017	$15,734

Embedded Derivatives

The Convertible Note Derivatives was valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss. The fair value of the Convertible Note Derivatives was measured at $3,300 at August 31, 2017, then $1,248 at period end resulting in a gain of $2,052 in the current period.

The fair value of the Convertible Note Derivatives were calculated using partial differential equation methods. The assumptions used in the valuation model used at November 30, 2017 and August 31, 2017 include:

Valuation Date	November 30, 2017	August 31, 2017
Share Price	$0.26	$0.52
Volatility	64.32%	56.17%
Risk free rate	2.09%	1.68%
Credit spread	16.45%	13.59%
All-in rate	18.54%	15.27%
Implied discount on share price	20%	20%

The Convertible Note derivative is classified as a level 2 financial instrument in the fair value hierarchy.

9.        SHARE CAPITAL

(a)        Authorized

Unlimited common shares without par value.

(b)        Issued and outstanding

At November 30, 2017, the Company had 148,469,377 shares outstanding.

On September 19, 2016, both Sprott and LMM were each issued 801,314 shares with a fair value of $2.0 million each based on the five-day volume weighted average price on the TSX of C$3.66 per share (less a ten percent discount), converted to US dollars as consideration for the September 30, 2016 amendment to the outstanding working capital facilities.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

On October 12, 2016, upon drawdown of an additional $5 million from the Amended and Restated Sprott Facility, Sprott was issued 113,963 shares with a value of $250 as a drawdown fee.

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of $1.80 per share resulting in gross proceeds of $40.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $36.9 million.

On January 13, 2017, Sprott was issued 275,202 shares and Liberty was issued 293,616 shares with a value of $878,440 based on the ten-day volume weighted average price on the TSX of C$2.253 per share (less a ten percent discount), as consideration for the January 13, 2017 amendment to the outstanding working capital facilities.

On January 31, 2017, the Company announced the closing of an offering of 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $28.8 million. Net proceeds to the Company after fees, commissions and costs were approximately $26.3 million.

On April 18, 2017, the Company announced the closing of an offering of 15,390,000 common shares at a price of $1.30 per share resulting in gross proceeds of $20.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $18.3 million.

On July 25, 2017, the Company issued 13,190 shares upon the conversion of $10 of the Convertible Notes. See Note 9 for further details.

(c)        Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Certain stock options of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company’s outstanding stock options:

		Average
	Number of Shares	Exercise Price
Options outstanding at August 31, 2016	2,977,275	7.31
Granted	2,305,000	2.00
Forfeited	(900,000)	6.46
Options outstanding at August 31, 2017	4,382,275	C$ 4.65
Forfeited	(755,075)	4.99
Options outstanding at November 30, 2017	3,627,200	4.43

Number	Number		Average Remaining
Outstanding at	Exercisable at		Contractual Life
November 30, 2017	November 30, 2017	Exercise Price	(Years)
2,418,200	2,074,100	C$ 2.00	3.78
686,500	686,500	6.50	2.21
10,000	10,000	10.50	0.50
509,000	509,000	13.00	1.14
3,500	3,500	14.00	0.30
3,627,200	3,283,100		3.03

During the period ended November 30, 2017 the Company did not grant any options. Stock based compensation of $33 (November 30, 2016, $40) was incurred during the period relating to options vesting that were granted in a previous period.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

During the year ended August 31, 2017 the Company granted 2,305,000 stock options (1,014,675 – August 31, 2016). These stock options vested immediately. The Company recorded $1,867 ($723 capitalized to property plant and equipment and mineral properties and $1,144 expensed).

10.      RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the period ended November 30, 2017 $61 ($58 - November 30, 2016) was paid or accrued to independent directors for directors’ fees and services.

(b)

During the period ended November 30, 2017, the Company accrued or received payments of $14 ($14 – November 30, 2016) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. Amounts receivable at the end of the period include an amount of $23 ($20 – November 30, 2016) due from West Kirkland.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

11.      CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,550 to August 31, 2020.

Maseve is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration of the upgrade to 40MVA Maseve is to pay connection fees and guarantees totaling R147 million ($10.8 million at November 30, 2017) of which R100 million ($7.3 million at November 30, 2017), has been paid, leaving R47 million ($3.4 million at November 30, 2017) of the commitment outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s delivery schedule is also subject to possible change and as of the time of writing the upgrade to 40MVA had not occurred.

From period end the Company’s aggregate commitments are as follows:

Payments Due By Period (In thousands of dollars)
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$560	$990	$-	$-	#1,550
Eskom – power(1)	3,455	-	-	-	3,455
Mining Development(2)	4,266	-	-	-	4,266
Mining Indirect and Other(3)	1,517	-	-	-	1,517
Sprott Facility	42,823	-	-	-	42,843
LMM Facility	69,849	-	-	-	69,849
Totals	$122,470	$990	$-	$-	#123,460

Notes:

(1)	Upon completion of the Maseve Sale Transaction, outstanding commitments to Eskom will remain an obligation of Maseve.
(2)	Of this amount, approximately $3.1 is included in accounts payable and other liabilities as at November 30, 2017.
(3)	Upon completion of the Maseve Sale Transaction, outstanding commitments in this category will remain an obligation of Maseve.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

12.      SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

	November 30,	November 30,
Period ended	2017	2016

Amounts receivable, prepaid expenses and other assets	$ (646)	$ 1,801
Accounts payable and accrued liabilities	(7,202)	54
	$ (7,848)	$ 1,856

13.      SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions – Canada, South Africa-Maseve, South Africa-Waterberg, South Africa-Other. The Company’s other South African divisions that do not meet the quantitative thresholds of IFRS 8 Operating segments, are included in the segmental analysis under South Africa-Other. The Chief Operating Decision Makers (“CODM”) reviews information from the below segments separately so the below segments are separated. This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At November 30, 2017	Assets	Liabilities

Canada	$1,707	$109,247
South Africa – Maseve	71,235	5,621
South Africa – Waterberg	20,176	-
South Africa – Other	6,507	841

	$99,625	$115,709

At August 31, 2017	Assets	Liabilities

Canada	$4,087	$109,379
South Africa – Maseve	71,816	11,853
South Africa – Waterberg	22,705	-
South Africa – Other	5,888	2,562

	$104,496	$123,794

Comprehensive Loss (Income) for the	November	November 30,
three months ended	30, 2017	2016

Canada	$5,611	$(2,611)
South Africa – Maseve	4,990	(12,955)
South Africa – Waterberg	-	-
South Africa – Other	(2,435)	391

	$8,091	$(15,175)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended November 30, 2017
(In thousands of United States Dollars unless otherwise noted)

14.      SUBSEQUENT EVENTS

(a)

On December 22, 2017, the Sprott Lenders advanced the Company $2.75 million pursuant to a new bridge loan (the “Fourth Advance”) whereby the Sprott Lenders will provide up to $5.0 million before January 31, 2018. The proceeds of the Fourth Advance are to fund direct expenditures relating to the closure and ongoing care and maintenance of the Maseve Mine, reasonable corporate overhead expenditures and outstanding amounts due and owing to the Lenders. The Fourth Advance is subject to the same security provisions, interest rate, and covenants as the existing Sprott Facility, as amended. The outstanding principal amount of the Fourth Advance, together with any accrued but unpaid interest, will be immediately due and payable in full on the earlier of i.) the date which is 10 business days after the closing of the Plant Sale Transaction; ii.) the closing of any equity or debt financing by the Company; and iii.) January 31, 2018. In consideration for the Fourth Advance, the Sprott Lenders were paid a bonus fee of $250,000 on December 22, 2017.

(b)

Effective January 1, 2018. the Company issued 2,440,629 common shares in settlement of $691.11 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes. The common shares were priced on the simple average of the daily volume weighted average price of the Company’s common shares on the NYSE American exchange for the 10 consecutive trading days ending on December 28, 2017 multiplied by 92.5%.